UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

___________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

___________________

(Mark One):

☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to ______

Commission File Number:  1-7775

A.  Full title of plan and the address of the plan, if different from that of the issuer named below:

COAL COMPANY SALARY DEFERRAL
AND PROFIT SHARING PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Massey Energy Company
4 North 4th Street
Richmond, Virginia 23219

REQUIRED INFORMATION

Financial Statements.  The following financial statements and schedules are filed as part of this annual report and appear immediately after the signature page hereof.

1.           Statement of Net Assets Available for Benefits

2.           Statement of Changes in Net Assets Available for Benefits

3.           Notes to Financial Statements

4.           Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Exhibits.  The following exhibits are filed as part of this annual report:
Exhibit 23.1 – Consent of Keiter, Stephens, Hurst, Gary & Shreaves, P.C.
Exhibit 23.2 – Consent of Arnett & Foster, P.L.L.C.

SIGNATURES
The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COAL COMPANY SALARY DEFERRAL
AND PROFIT SHARING PLAN

By: A.T. MASSEY COAL COMPANY, INC.
Its: Named Fiduciary

By: /s/ John M. Poma
John M. Poma
Vice President, Human Resources
Named Fiduciary’s Designee
Dated: June 18, 2008

Coal Company Salary Deferral and
Profit Sharing Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2007 and 2006
with Reports of Independent Registered Public Accounting Firms

Coal Company Salary Deferral and Profit Sharing Plan
Financial Statements and Supplemental Schedule

Years ended December 31, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator of the
Coal Company Salary Deferral and Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Coal Company Salary Deferral and Profit Sharing Plan (the “Plan”) as of December 31, 2007 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the 2007 financial statements taken as a whole.  The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2007 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Keiter, Stephens, Hurst, Gary & Shreaves, P.C.
Glen Allen, Virginia
June 13, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
A.T. Massey Coal Company, Inc.,
Named Fiduciary of
Coal Company Salary Deferral and Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Coal Company Salary Deferral and Profit Sharing Plan as of December 31, 2006.  This financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ ARNETT & FOSTER, P.L.L.C.

Charleston, West Virginia
June 8, 2007

COAL COMPANY SALARY DEFERRAL AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006

ASSETS	2007	2006

Investments, at fair value	$176,538,538	$162,766,061

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	$276,971	$740,405

Net assets available for benefits	$176,815,509	$163,506,466

See Notes to Financial Statements

COAL COMPANY SALARY DEFERRAL AND PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2007

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$9,757,049
Dividends and interest, net of investment management fees	6,672,742

Contributions:
Participants	15,751,059
Employer	3,593,954

Total additions	35,774,804

Deductions:
Deductions from net assets attributed to distributions to participants	(22,465,761)

Net increase	13,309,043

Net assets available for benefits:
Beginning of year	163,506,466

End of year	$176,815,509

See Notes to Financial Statements

COAL COMPANY SALARY DEFERRAL AND
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note 1. Description of Plan

The following description of the Coal Company Salary Deferral and Profit Sharing Plan, as amended, (the Plan) provides only general information.  Participants should refer to the Plan’s governing documents for a more complete description of the Plan’s provisions and definitions of certain capitalized terms not defined herein.

General:  The Plan is a contributory defined contribution plan established effective January 1, 1985 (restated effective October 1, 2001) by A.T. Massey Coal Company, Inc. (the Company or the Plan Sponsor), which is a wholly owned subsidiary of Massey Energy Company and is administered by the Company for the benefit of eligible employees of the Company and certain of its directly and indirectly owned subsidiaries.  The Plan was amended effective August 1, 2006, to change the Fixed Matching contribution rate for participants employed by a New Above-Ground Operation, which commenced, reopened or was acquired on or after October 1, 2003. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Participation:  Eligible employees may begin participation on any date after hire.

Participant Accounts:  Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, net of fund management fees.  Allocations of earnings are based on participant account balances within each fund.  Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Upon enrollment in the Plan, participants may direct their investments to any of the Plan’s fund options.  Participants may change their investment options daily.

Contributions:  Participants may elect to defer up to 75% of their compensation, as defined by the Plan and as limited by restrictions of the Internal Revenue Code.  The Company makes a contribution in an amount equal to 30% of the first 10% of compensation that a participant contributes to the Plan.  Prior to August 1, 2006, for New Above-Ground Operation participants, the Company made a contribution in an amount equal to 10% of the first 10% of compensation.

The Company also may contribute a discretionary amount to the Plan each year as determined by the Plan Sponsor’s management.

Vesting:  Participants are vested immediately in their contributions plus actual earnings thereon. The Matching Account for a participant who was an employee on September 30, 2001, is fully vested and nonforfeitable at all times.  The Discretionary Matching Account and Matching Account for an individual who was hired on or after October 1, 2001 shall become fully vested if the participant dies or reaches his Normal Retirement Age while employed by the Plan Sponsor or any of its participating subsidiaries.  Otherwise, such participant shall vest 20% after two years of service and then shall vest 20% each year after the first two years until fully vested.

Distribution:  Participants may obtain distributions from their accounts upon termination of employment, retirement, upon reaching age 59½, or by incurring a disability or hardship, as defined by the Plan.  Designated beneficiaries are entitled to receive the participant’s unpaid benefits upon the death of the participant.  Distributions must be in a form and medium prescribed by the Plan document.

Loans to Participants:  Effective December 31, 2001, the provision to grant new loans to participants was eliminated.  Prior to that date, loans were made from the participant’s account and secured by the participant’s remaining account balance.  Participants were permitted to borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of 50% of the participant’s account or $50,000 in

COAL COMPANY SALARY DEFERRAL AND
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

accordance with the Department of Labor’s regulations on loans to participants.  Loans bear interest ranging from 7% to 11.5% and must be repaid over a period not to exceed 5 years unless the loan was used to purchase the participant’s primary residence, in which case the loan term may not exceed 10 years.  Principal and interest is paid ratably through regular payroll deductions.  Loans to terminated participants and loans in default are treated as distributions to the participant.

Plan Amendment and Termination:  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

Note 2. Summary of Accounting Policies

Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Sponsor’s management to make estimates that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition:  The Plan’s investments are stated at fair value which equals the quoted market price on the last day of the year.  However, the Invesco Stable Value Trust is stated according to the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”), which states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.  Participant loans are valued at their outstanding balances, which approximate fair value.  Securities transactions are recorded as of the trade date.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Administrative Expenses:  Expenses of the Plan, excluding investment management fees that are netted against fund earnings, are paid by the Plan Sponsor.

Payment of Benefits:  Benefits are recorded when paid.

Note 3.  Investments

All of the Plan’s investments are held in a trust fund administered by the Trustee.  At December 31, 2007 and 2006, investments in each fund (including short-term investments allocated to such funds) consisted of the following:

	December 31,
	2007		2006
Invesco Core Fixed Income Trust	$27,995,258	*	$26,168,309	*
American Funds American Balanced A	29,952,338	*	30,992,429	*
Invesco Stable Value Trust	39,529,511	*	33,881,126	*
American Funds Fundamental Investors A	37,567,605	*	35,872,803	*
AIM Constellation A	16,832,816	*	16,739,068	*
Massey Energy Company Stock Fund	10,965,325	*	7,069,797
Allianz Funds OCC Renaissance Fund A	6,198,909		5,746,974
Vanguard S&P 500 Index	7,449,107		6,220,015
Loan Fund	47,669		75,540

	$176,538,538		$162,766,061
*Investment represents 5% or more of the Plan’s net assets.

COAL COMPANY SALARY DEFERRAL AND
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The Invesco Stable Value Trust is presented in the financial statements at contract value, as reported to the Plan by the Trustee.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.  If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. The average yield was 5.334% and the crediting interest rate to the fund was 4.270%.

At December 31, 2007 and 2006, Plan investments included forfeiture balances of $77,533 and $413,992, respectively.

During 2007, the Plan’s investments, excluding Invesco Stable Value Trust and participant loans (including investments purchased and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

Year Ended
December 31,
2007
Invesco Core Fixed Income Trust	$1,910,920
American Funds American Balanced A	524,993
American Funds Fundamental Investors A	2,160,834
AIM Constellation A	1,934,157
Massey Energy Company Stock Fund	3,889,204
Allianz Funds OCC Renaissance Fund A	(872,743)
Vanguard S&P 500 Index	209,684

$9,757,049

Note 4. Related Party Transactions

Certain Plan assets are invested in common stock of Massey Energy Company or in funds sponsored by the Trustee.  Transactions involving these instruments are considered to be party-in-interest transactions for which statutory exemption exists under the Department of Labor Regulations.

Note 5. Tax Status

The Internal Revenue Services has determined and informed the Plan Sponsor by a letter dated April 28, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  The letter also states that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation.  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

COAL COMPANY SALARY DEFERRAL AND
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note 6. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 7.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 to the Form 5500:

2006

Net assets available for plan benefits per the financial statements	$163,506,466

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(740,405)

Net assets available for plan benefits per Form 5500	$162,766,061

The following is a reconciliation of net income per the financial statements for the year ended December 31, 2007, to the Form 5500:

2007

Net increase per the financial statements	$13,309,043

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	740,405

Net income per Form 5500	$14,049,448

Note 8. Subsequent Events

Effective May 12, 2008, the Plan was amended to modify and clarify the definition of compensation. Compensation consists of salary, hourly pay, overtime, commissions, semi-annual pay adjustments and bonuses (other than those excluded below). Compensation does not include energy supplement bonuses and other cost of living bonuses, severance benefits, long-term incentive payments, reimbursements for expenses and designated travel allowances and any contributions by Massey Energy Company or an affiliate to the Plan or any other employee benefit program (other than contributions pursuant to a salary reduction agreement).

COAL COMPANY SALARY DEFERRAL AND
PROFIT SHARING PLAN
SUPPLEMENTARY INFORMATION
EIN:  54-0295165
PLAN: 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

		(c)
	(b)	Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest, collateral,	(d)	(e)
(a)	lessor or similar party	par or maturity value	Cost	Current Value

	Common/Collective Trusts:
*	Invesco	Core Fixed Income Trust - 761,775 shares	**	$27,995,258
*	Invesco	Stable Value Trust - 34,806,482 shares	**	39,529,511

	Total Common/Collective Trusts			67,524,769

	Registered Investment Companies:
	American Funds	American Balanced A - 1,551,131 shares	**	29,952,338
	American Funds	Fundamental Investors A - 884,985 shares	**	37,567,605
	AIM Investments	Constellation A - 573,130 shares	**	16,832,816
	Allianz Funds	OCC Renaissance Fund A - 347,278 shares	**	6,198,909
	Vanguard	500 Index - 55,117 shares	**	7,449,107

	Total Registered Investment Companies			98,000,775

	Common Stock Fund:
*	Massey Energy Company	Massey Energy Company - 296,440 shares	**	10,965,325

*	Participant Loans	Interest rates range from 7% to 11.5%; various maturity dates through June 30, 2011		47,669

	Adjustment from fair value to contract value for fully benefit-responsive investment contracts			276,971

	Grand Total			$176,815,509

*      Party-In-Interest
**    Historical cost is not required as all investments are participant directed.